

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2024

Graham Fleming
Chief Executive Officer
Finance of America Companies Inc.
5830 Granite Parkway, Suite 400
Plano, Texas 75024

      Re: Finance of America Companies Inc.
           Preliminary Information Statement on Schedule 14C
           Filed September 17, 2024
           File No. 001-40308

Dear Graham Fleming:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Arielle L. Katzman